Item 77C


Submission of Matters to a Vote of Security Holders
On May 22, 2012, a Special Meeting of Shareholders was held for the following purpose: to obtain shareholder approval for a reorganization of Technology Leaders Fund, a series of Firsthand Funds, into Firsthand Technology Opportunities Fund, andother series of Firsthand Funds.

Then Proposal was approved by the Technology Leaders Fund's shareholders, and the result of the voting is as follows:
FOR                      AGAINST                   ABSTAIN
656,458.201            33,283.358                 53,847.983